UNITED STATES OF AMERICA


                                   BEFORE THE


                       SECURITIES AND EXCHANGE COMMISSION


                            WASHINGTON, D.C.  20549



                                                             File No.  812-_____
 In the matter of:                      x
                                        :
 Advisors Asset Management, Inc.        :
 AAM ETF Trust                          :
                                        x


Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act.

All communications, notices and orders to:
                                        Scott I. Colyer
                                        Advisors Asset Management, Inc.
                                        18925 Base Camp Road
                                        Suite 203
                                        Monument, Colorado 80132

With a copy to:
                                        Scott R. Anderson
                                        Suzanne M. Russell
                                        Chapman and Cutler LLP
                                        111 West Monroe Street
                                        Chicago, Illinois 60603







    As filed with the Securities and Exchange Commission on August 20, 2015





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                               TABLE OF CONTENTS

I.    INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

II.   THE APPLICANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

III.  INVESTMENT STRATEGIES OF THE FUNDS . . . . . . . . . . . . . . . . . .   5

IV.   APPLICABLE LAW AND LEGAL ANALYSIS  . . . . . . . . . . . . . . . . . .   6

           A.SECTION 12(D)(1)6
           B.SECTION 17(A)  14

V.    PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION . . . . . . . . . .  15

VI.   CONCLUSIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

VII.  APPLICANTS CONDITIONS  . . . . . . . . . . . . . . . . . . . . . . . .  19

VIII. PROCEDURAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .  22

IX.   REQUEST FOR AN ORDER OF EXEMPTION  . . . . . . . . . . . . . . . . . .  23

X.    NAMES AND ADDRESSES  . . . . . . . . . . . . . . . . . . . . . . . . .  23

XI.   AUTHORIZATION AND SIGNATURES . . . . . . . . . . . . . . . . . . . . .  24

XII.  EXHIBIT INDEX  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25






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

I.    INTRODUCTION

      AAM ETF Trust ("Trust") and Advisors Asset Management, Inc. (the "Initial Adviser;" with the Trust, the "Applicants") hereby submit this application ("Application") for an order of the U.S. Securities and Exchange Commission (the "Commission") as described below. The Applicants request that the order apply not only to any series of the Trust advised by the Initial Adviser or another Adviser (as defined below), but that the order also extend to any other existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies, as defined in
Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended (the "1940 Act"), as the Trust and are advised by the Initial Adviser or by an investment adviser controlling, controlled by, or under common control with the Initial Adviser (each of the foregoing and any successor thereto, an "Adviser")<F1>1 (together with the series of the Trust, each series a "Fund," and collectively, the "Funds").

      The Applicants request that the Commission issue an order under
Section 12(d)(1)(J) of the 1940 Act exempting them from the limitations set forth in Sections 12(d)(1)(A), (B) and (C) of the 1940 Act to the extent necessary to permit: (1) a Fund (each a "Fund of Funds," and collectively, the "Funds of Funds") to acquire shares of registered open-end management investment companies (each an "Unaffiliated Open-End Investment Company"), registered closed-end management investment companies and "business development companies," as defined by Section 2(a)(48) of the 1940 Act ("business development companies")<F2>2 (each registered closed-end management investment company and each business development company, an "Unaffiliated Closed-End Investment Company" and, together with the Unaffiliated Open-End Investment Companies, the "Unaffiliated Investment Companies"), and registered unit investment trusts ("UITs") (the "Unaffiliated Trusts," and together with the Unaffiliated Investment Companies, the "Unaffiliated Funds"), in each case, that are not part of the same "group of investment companies"<F3>3 as the Funds of Funds; (2) the Unaffiliated Funds, their


--------------------
<F1>1     For the purposes of the requested order, a "successor" limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

<F2>2     While business development companies are not required to register under the 1940 Act, they are subject to the provisions of Sections 55 through 65 thereof. The Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of certain business development companies, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, business development companies are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies.

<F3>3     For purposes of this Application, the term "group of investment companies" means any two or more investment companies, that are either registered investment companies or business development companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

      principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") ("Broker") to sell shares of such Unaffiliated Funds to the Funds of Funds; (3) the Funds of Funds to acquire shares of other registered investment companies, including open-end management investment companies and series thereof, closed-end management investment companies and UITs, as well as business development companies (if any), in the same group of investment companies as the Funds of Funds (collectively, the "Affiliated Funds," and, together with the Unaffiliated Funds, the "Underlying Funds")<F4>4; and (4) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Funds of Funds.<F5>5 The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting the transactions described in (1) through (4) above from Section 17(a) of the 1940 Act to the extent necessary to permit such purchases and redemptions by the Funds of Funds of shares of the Underlying Funds and to permit sales and redemptions by the Underlying Funds of their shares in transactions with the Funds of Funds, as and to the extent described in this Application. Certain of the Underlying Funds may be registered under the 1940 Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange-traded funds (collectively, "ETFs" and each, an "ETF").

      All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of this Application.<F6>6

II.   THE APPLICANTS

      The Trust - The Trust is a business trust organized under the laws of the Commonwealth of Massachusetts and intends to register with the SEC as an open-end management investment company. The Trust will be managed by a board of trustees


--------------------
<F4>4     A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated
          Funds. In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same "group of investment companies," as defined in Section 12(d)(1)(G)(ii) of the 1940 Act, as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions.

<F5>5     In addition, Applicants represent that the Fund of Funds will not invest in reliance on the order in closed-end investment companies or business development companies that are not listed and traded on a national securities exchange.

<F6>6     In no case will a Fund of Funds rely on the exemption from
          Section 12(d)(1) that Applicants are separately requesting. See infra note 8.


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

("Board").<F7>7 The Trust intends to have multiple series and has requested exemptive relief to operate as an ETF.<F8>8 Each series of the Trust will pursue distinct investment objectives and strategies.

      The Adviser - Advisors Asset Management, Inc. ("Advisors Asset Management") or another Adviser will be the investment adviser to the Trust. Advisors Asset Management is a Delaware corporation, with its principal office located at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132. Advisors Asset Management is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended ("Advisers Act"). Any other Adviser also will be registered under the Advisers Act.

      The Distributor - The Trust will enter into distribution agreements with one or more Brokers that will serve as the principal underwriter and distributor for one or more Funds (each, a "Distributor"). The Applicants request that the order requested herein apply to any Distributor that complies with the terms and conditions of this Application.

III.  INVESTMENT STRATEGIES OF THE FUNDS

      Each Fund's investment objective(s) and investment strategies will be described in its prospectus and statement of additional information and each Fund will pursue its own investment objective(s) and strategies. Certain Funds will be structured as "funds of funds," as they will invest a portion or all of their assets in the securities of investment companies. Because certain Funds will invest in the shares of the Underlying Funds, they are subject to the limitations of Section 12(d)(1) of the 1940 Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. The Initial Adviser believes that certain Funds may be created that would benefit from the ability to gain exposure to an asset class or strategy by investing in Underlying Funds, such as those specializing in specific asset classes (e.g., real estate, commodities, emerging markets or short-term fixed-income products) or specialized strategies (e.g., a long/short strategy or an index-based strategy). Other Funds may be structured as traditional "funds of funds" and seek to achieve their objective by investing primarily in other investment companies. Prior to obtaining the requested relief, certain Funds may invest in Underlying Funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G).


--------------------
<F7>7     The term "Board," as used in this Application, refers to the board of directors or trustees, as applicable, of the specified entity.

<F8>8     In separate applications, Applicants are requesting exemptive relief to permit them, in general terms, to: (i) create and offer exchange-traded funds that invest in securities selected to correspond generally to the price and yield performance, before fees and expenses, of a specified underlying index; and (ii) create and offer exchange-traded funds that utilize active management investment strategies. Applicants are also seeking exemptive relief from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act pursuant to
          Section 12(d)(1)(J) of the 1940 Act and from Section 17(a) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act.
          See supra note 6.


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IV.   APPLICABLE LAW AND LEGAL ANALYSIS

      A.   SECTION 12(d)(1)

     (1)   EXPLANATION OF SECTION 12(d)(1)

      Section 12(d)(1) of the 1940 Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.<F9>9 Section 12(d)(1) of the 1940 Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding such as:

      *     duplicative costs;

      * the exercise of undue influence or control over the underlying funds; and

      *     the complexity of such arrangements.<F10>10

      Specifically, Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company; (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company; or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

      Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or
(b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

      Section 12(d)(1)(C) provides, in pertinent part, that "[i]t shall be unlawful for any investment company (the `acquiring company') and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies


--------------------
<F9>9     Section 12 of the 1940 Act is made applicable to business development companies by Section 60 of the 1940 Act.

<F10>10   See Report of the Commission on the Public Policy Implications of
          Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (the "PPI Report").

controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company."

     (2)   REQUEST FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 12(d)(1)(J)

      Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, the Applicants request an exemption under
Section 12(d)(1)(J) of the 1940 Act from the limitations of Sections 12(d)(1)(A), (B) and (C) to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and (C) of the 1940 Act; and (ii) the Underlying Funds that are registered open-end investment companies or series thereof, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the 1940 Act.

      For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), (B) and (C). Accordingly, the Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

     (3)   NO UNDUE INFLUENCE

      The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds, since they are part of the same group of investment companies. Each Unaffiliated Investment Company will operate independently as determined by its own Board and management. Moreover, the Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with any purpose, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect, and they will not take any action to influence the investment advisers or Boards of the Underlying Funds. Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, the Applicants submit that as reflected in Condition 1:

      * the Adviser and any person controlling, controlled by or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the "Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, and

      *     any other investment adviser within the meaning of
            Section 2(a)(20)(B) of the 1940 Act to a Fund of Funds ("Sub-Adviser") and any person controlling,




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            controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act.

      With respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for
Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by
Section 12(d)(1)(E) of the 1940 Act; and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of any other Unaffiliated Fund, then it will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to the Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

      To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate"). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

      With respect to investing in Unaffiliated Investment Companies, in seeking to limit the potential for undue influence and conflicts of interest, Condition 3 provides that prior to investing in Unaffiliated Investment Companies, the Board of each Fund of Funds, including a majority of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act (the "Independent Trustees"), will adopt procedures reasonably designed to ensure that the Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Trust or any Unaffiliated Investment Company or

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an Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or
Unaffiliated Trust in connection with any services or transactions.

      Condition 4 further provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of
Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

      Additionally, Condition 5 provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, sub-adviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, sub-adviser, member of an advisory board or employee is an affiliated person (each, an "Underwriting Affiliate," except that any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the 1940 Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an "Affiliated Underwriting."

      Condition 6 further requires that the Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will be required to review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will be required to consider, among other things: (a) whether the purchases were consistent with the investment objective(s) and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an

Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will be required to take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

      Condition 7 will require that the Unaffiliated Investment Company keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will be required to maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and to maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

      To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds' investment under the requested exemptive relief, as required by Condition 8, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of
Section 12(d)(1)(A)(i) of the 1940 Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that each of their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (the "Participation Agreement"). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in
Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will be required to maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.<F11>11


--------------------
<F11>11   An Unaffiliated Investment Company (including an ETF or an
          Unaffiliated Closed-End Investment Company) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the 1940 Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, solely upon notice to a Fund of Funds, an Unaffiliated Investment Company could terminate a Participation Agreement with the Fund of Funds, effective at the end of the notice period specified in such Participation Agreement.

      In contrast to open-end investment companies, closed-end investment companies do not issue redeemable securities. Accordingly, the threat of large-scale redemptions is non-existent with respect to Unaffiliated Closed-End Investment Companies. However, closed-end investment companies are generally required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end investment companies generally are not required to hold shareholder meetings except in special circumstances. Therefore, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock. As the Commission observed in the PPI Report:

      Although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.<F12>12

      The concerns of undue influence through voting the securities of the Unaffiliated Closed-End Investment Companies, however, have been addressed in Condition 1, as noted above. Coupled with the requirement that the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the 1940 Act; and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company's shares (i.e., mirror voting). These requirements for mirror voting ensure that the Fund of Funds will not have an effective voice over the management and operations of the Unaffiliated Closed-End Investment Company. They are imposed regardless of the amount of shares of the Unaffiliated Closed-End Investment Company owned by the Fund of Funds. Unlike activist shareholders who acquire closed-end fund shares to influence the policies of such funds, the Fund of Funds is a passive investor with respect to voting. The mirror voting eliminates the ability of the Fund of Funds to influence the Unaffiliated Closed-End Investment Company through voting its shares. In addition to mirror voting, the Applicants also recognize the requirement to file Schedule 13G with respect to beneficial ownership of more than 5% of any equity securities issued by the Unaffiliated Closed-End Investment Company. Schedule 13G requires the filer to certify that it has acquired such securities in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. Applicants believe the foregoing conditions address the concerns of undue influence underlying Section 12(d)(1).


--------------------
<F12>12   See PPI Report at 324.

     (4)   NO EXCESSIVE LAYERING OF FEES

      Based on the proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their adviser. In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including custody, transfer agency and fund administration (e.g., fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency or other services beneficial to shareholders. Shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

      Each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

      To ensure that the investment advisory or management fees are not duplicative, prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, will find that the management or advisory fees charged under a Fund of Funds' advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

      In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser for a Fund of Funds will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

      With respect to investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule

2830").<F13>13 In this regard, Applicants note that with respect to closed-end funds and business development companies, their shares generally are purchased in the secondary market without sales loads (although the Fund of Funds may incur customary brokerage commissions) and closed-end funds and business development companies do not pay 12b-1 fees. In addition, Applicants represent that the Fund of Funds will not invest in reliance on the order in closed-end investment companies or business development companies that are not listed and traded on a national securities exchange. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund or a business development company.

     (5)   STRUCTURE IS NOT OVERLY COMPLEX

      The proposed arrangement will not create an overly complex fund structure that would confuse investors because no Underlying Fund (or, if applicable, its respective master fund) will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund (a) acquires such securities in compliance with
Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes; or (ii) engage in inter-fund borrowing and lending transactions.

      Additionally, the proposed arrangement will not confuse investors because the Funds of Funds' prospectus and sales literature will contain clear, concise "plain English" disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

      In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure. The master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).


--------------------
<F13>13   Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

      B.   SECTION 17(a)

      Section 17(a) of the 1940 Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An "affiliated person" of another person is defined in
Section 2(a)(3) of the 1940 Act as: (A) any person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of such other person; (B) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

      The sale of shares by the Underlying Funds organized as open-end investment companies ("Underlying Open-End Funds") to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Underlying Open-End Funds (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under
Section 17(a).<F14>14 ]For example, because the Adviser serves as investment adviser to the Funds of Funds and to the Affiliated Funds, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and, therefore, affiliated persons of one another. The Funds of Funds and the Underlying Open-End Funds may also be deemed to be affiliated persons of one another if a Fund of Funds owns 5% or more of the outstanding voting securities of one or more of such Underlying Open-End Funds.

      Section 17(b) of the 1940 Act, however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under
Section 17(a) if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

      Additionally, Section 6(c) of the 1940 Act provides that: "[t]he Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the


--------------------
<F14>14   The Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund; or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by
          Section 17(e)(1) of the 1940 Act. The Participation Agreement also will include this acknowledgement.

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title."

      The Applicants believe that the proposed transactions satisfy the requirements for relief under both Sections 17(b) and 6(c) of the 1940 Act as the terms are fair and reasonable and do not involve overreaching. The terms upon which an Underlying Open-End Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Open-End Fund.<F15>15 Finally, the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Open-End Fund, and with the general purposes of the 1940 Act. The investment by a Fund of Funds in shares of the Underlying Open-End Funds and the issuance of shares of the Underlying Open-End Funds to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and the Underlying Fund.

V.    PRECEDENTS IN SUPPORT OF THE REQUEST FOR EXEMPTION

      The Commission has granted exemptive orders to other mutual fund complexes to establish funds of funds arrangements with affiliated and unaffiliated open-end investment companies. See In the Matter of Schwab Capital Trust, et al. ("Schwab"), Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order) (the "Schwab Order"). Schwab requested an exemption under Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act to permit certain series of the Schwab trusts ("Schwab Trusts") to invest (a) in other series of the Schwab Trusts and other registered open-end management investment companies that are part of the same "group of investment companies" as defined in Section 12(d)(1)(G) of the 1940 Act; and (b) in other registered open-end investment companies that are not part of the same group of investment companies as the Schwab Trusts. The Schwab Order also permits the Schwab Trusts to make direct investments in stocks, bonds, and any other securities which are consistent with their investment objective(s).<F16>16


--------------------
<F15>15   The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(1) and (2) to permit each Fund of Funds that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of an ETF to purchase or redeem shares from the ETF. The Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to the ETF is also an investment adviser to the Fund of Funds. Applicants note that a Fund of Funds will purchase and sell shares of an Underlying Fund that is a closed-end fund (including a business development company) through secondary market transactions at market prices rather than through principal transactions with the closed-end fund. Accordingly, Applicants are not requesting Section 17(a) relief with respect to principal transactions with closed-end funds (including business development companies).

<F16>16   See also, In the Matter of MetLife Investors USA Insurance
          Company, et al., Investment Company Act Release Nos. 27028 (Aug. 11,
          2005) (notice) and 27059 (Sept. 7, 2005) (order).

      The Applicants also note that substantially similar relief was granted in In the Matter of Absolute Shares Trust, et al., Investment Company Act Release Nos. 31079 (June 12, 2014) (notice) and 31150 (July 8, 2014) (order);<F17>17 In the Matter of American Pension Investors Trust, et al., Investment Company Act Release Nos. 30885 (Jan. 16, 2014) (notice) and 30914 (Feb. 11, 2014)
(order);<F18>18 In the Matter of Global X Funds, et al., Investment Company Act Release Nos. 30426 (March 14, 2013) (notice) and 30454 (Apr. 9, 2013)
(order);<F19>19 In the Matter of Van Eck VIP Trust, et al., Investment Company Act Release Nos. 30063 (May 10, 2012) (notice) and 30096 (June 5, 2012) (order); In the Matter of Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (Feb. 13, 2012) (notice) and 29979 (Mar. 12, 2012)
(order)<F20>20; In the Matter of Henderson Global Funds, et al., Investment Company Act Release Nos. 29942 (Feb. 1, 2012) (notice) and 29970 (Feb. 28, 2012) (order); In the Matter of Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (Sept. 27, 2010) (notice) and 29484 (Oct. 25, 2010) (order)<F21>21; and In the Matter of EQ Advisors Trust, et al., Investment Company Act Release Nos. 29294 (June 4, 2010) (notice) and 29336 (June 30, 2010) (order). In addition, the Commission has granted relief substantially identical to that requested herein permitting fund of funds arrangements to include not only investments in open-end funds and UITs, but in closed-end funds and business development companies as well.<F22>22

      The Applicants believe that, in one respect, a Fund of Funds' investments in closed-end funds and business development companies raise less concern under
Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds' investments in closed-end funds and business development companies because closed-end funds and business development companies do not issue redeemable securities. Rather, sales can only be effected through transactions in the


--------------------
<F17>17   This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act.

<F18>18   This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act.

<F19>19   This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act.

<F20>20   This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act.

<F21>21   This relief extended to funds of funds investing in underlying funds that serve as feeder funds in a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the 1940 Act.

<F22>22   See, e.g., In the Matter of Elkhorn Investments, LLC and Elkhorn
          ETF Trust, Investment Company Act Release Nos. 31363 (Dec. 2, 2014) (notice) and 31401 (Dec. 29, 2014) (order); In the Matter of First Trust Exchange Traded Fund, et al., Investment Company Act Release Nos. 30345 (Jan. 8, 2013) (notice) and 30377 (Feb. 5, 2013) (order);
          In the Matter of Van Eck VIP Trust, et al., Investment Company Act Release Nos. 30063 (May 10, 2012) (notice) and 30096 (June 5, 2012)
          (order).

secondary market. Because these sales would not require the closed-end fund or the business development company to alter its investments nor deplete its assets, a Fund of Funds should not be able to influence the management or operation of a closed-end fund or a business development company through threats of large-scale redemptions of shares. On the other hand, as noted above, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder's ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Sub-Adviser Group mirror vote any interest in any Unaffiliated Closed-End Investment Company.

      With respect to the other concerns designed to be addressed by
Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, the Applicants believe the conditions appropriately address these concerns regardless of whether the Underlying Funds are closed-end funds, business development companies or open-end funds. With respect to the layering of fees, Condition 11 requires compliance with NASD Conduct Rule 2830 so no Fund of Funds can exceed the applicable limits contained therein. Such rule applies to the Fund of Funds as the acquiring fund regardless of whether the Fund of Funds invests in an Underlying Fund that is an open-end fund, closed-end fund or business development company. In applying such rule, the Applicants recognize, however, that shares of closed-end funds and business development companies are generally purchased in the secondary market without sales loads (although a brokerage commission may be incurred) and closed-end funds and business development companies do not pay Rule 12b-1 fees. Accordingly, there is no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund or a business development company. Further, as in the case of Underlying Funds that are open-end funds, Underlying Funds that are closed-end funds and business development companies will have their own operating expenses, including advisory fees. Shareholders in a Fund of Funds will indirectly pay their proportionate share of the fees and expenses of the Underlying Fund, regardless of whether the Underlying Fund is an open-end fund, a closed-end fund or a business development company. To address the concerns of potential duplicative fees, Condition 9 requires the Board of each Fund of Funds, including a majority of the Independent Trustees, to find that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund. The Applicants note that the Fund of Funds will have to disclose the indirect fees of an acquired fund incurred regardless of whether the Underlying Fund is an open-end fund or closed-end fund under current disclosure requirements. Condition 10 also requires the Adviser to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from the Underlying Fund (including a closed-end fund or a business development company) in connection with the Fund of Funds' investment. As closed-end funds and business development companies do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Adviser to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund.

      In addition, with respect to unnecessary complexity, Condition 12 addresses such concern. Condition 12 generally will limit the Fund of Funds' structure to two layers of funds, regardless of whether the Underlying Fund is an open-end fund, closed-end fund or business development company. More specifically, Condition 12, in general terms, precludes the Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits set forth in Section 12(d)(1)(A), subject to certain limited exceptions. Accordingly, the Underlying Fund (whether a closed-end fund, open-end fund or business development company) cannot itself be a fund of funds. Additional complexity is not added by virtue of the Underlying Fund being a closed-end fund or a business development company. In light of the above, the Applicants believe the conditions in this Application appropriately address the concerns of layering of fees and unnecessary complexity, whether the Underlying Fund is an open-end fund, a closed-end fund or a business development company. Applicants note that investment companies that are advised by the Adviser, and that are not relying on the requested relief, or companies controlled by such investment companies, will not hold an investment in any Unaffiliated Closed-End Investment Company beyond the limits imposed by Section 12(d)(1)(C) of the 1940 Act (including for this purpose holdings of any investment company relying on the relief.)

      Further, the Applicants note that the Commission has granted
Section 12(d)(1) exemptive relief similar to that requested in this Application to funds of funds organized as UITs, which extends to investments in both open-end and closed-end funds.<F23>23 The Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application. Distinctions between UITs and the Funds of Funds, may, however, raise questions regarding whether the Funds of Funds' investments in closed-end funds or business development companies implicate greater concerns with respect to (i) the layering of fees and expenses; and (ii) the exercise of undue influence over Underlying Funds, discussed above in Section IV.A. As discussed above, the Applicants believe that the proposed conditions in this Application adequately address these two concerns.

      With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, the Applicants believe that Condition 9, discussed above, adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Independent Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invests, including any closed-end Underlying Fund.<F24>24 With respect to undue influence, in the context of a UIT, the possibility exists that a depositor or sponsor could use its


--------------------
<F23>23   See, e.g., In the Matter of Elkhorn Securities, LLC and Elkhorn Unit
          Trust, Investment Company Act Release Nos. 31022 (April 17, 2014) (notice) and 31043 (May 13, 2014) (order); In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the
          Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order);
          and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (the "Prior UIT Orders").

<F24>24   With respect to fees payable by a Fund of Funds to the Fund of Funds'
          Adviser or Sub-Adviser, sales charges and/or service fees, the Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 11 of this Application, discussed above.

      ability to control the secondary markets in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT's underlying fund investments. This concern is not present in the case of the Funds because the Funds, the Adviser and their affiliates do not maintain a secondary market in the Funds' shares.<F25>25 Also, as discussed above, a Fund of Funds may exercise undue influence over a closed-end fund or business development company through the voting of shares. This concern may be greater with respect to the Funds of Funds investing in closed-end funds or business development companies rather than with respect to UITs investing in closed-end funds or business development companies, but, as discussed above in this Application, the Applicants believe that Condition 1 adequately addresses this concern. Based on the foregoing, notwithstanding the differences between UITs and the Funds of Funds discussed above, the Applicants believe that the Prior UIT Orders support the view that the conditions included in the Application adequately address the concerns underlying Section 12(d)(1) as they relate to investments in closed-end funds or business development companies.

VI.   CONCLUSIONS

      Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act to issue an order (i) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a); and (ii) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C).

VII.  APPLICANTS CONDITIONS

      The Applicants agree that the order granting the requested relief shall be subject to the following conditions:

      1. The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the 1940 Act. With respect to a Fund's investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Sub-Adviser Group that is an investment company or an issuer that would be an investment company but for
Section 3(c)(1) or 3(c)(7) of the 1940 Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by
Section 12(d)(1)(E) of the 1940 Act; and (ii) each other member of the Group or Sub-Adviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other


--------------------
<F25>25   The threat of large-scale redemptions of the Underlying Fund's securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large-scale redemptions is mitigated. However, as discussed above, even where the fund of funds is managed, this concern is of little relevance to closed-end Underlying Funds.

holders of the same type of such Unaffiliated Closed-End Investment Company's shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by or under common control with the Sub-Adviser acts as the investment adviser within the meaning of
Section 2(a)(20)(A) of the 1940 Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

      2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

      3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Investment Company or Unaffiliated Trust or any Unaffiliated Fund Affiliate of such Unaffiliated Investment Company or Unaffiliated Trust in connection with any services or transactions.

      4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

      5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

      6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things:
(a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

      7. Each Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth (1) the party from whom the securities were acquired; (2) the identity of the underwriting syndicate's members; (3) the terms of the purchase; and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

      8. Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the 1940 Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

      9. Before approving any advisory contract under Section 15 of the 1940 Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

     10. The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the 1940 Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

     11. Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

     12. No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act, in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that such Underlying Fund: (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act and either is an Affiliated Fund or is in the same "group of investment companies" as its corresponding master fund;
(b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); or (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

VIII. PROCEDURAL MATTERS

      All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

      The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

      The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

IX.   REQUEST FOR AN ORDER OF EXEMPTION

      For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the relief sought by this Application. The Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

X.    NAMES AND ADDRESSES

      Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state that the address of the Applicants is as follows:

                  Advisors Asset Management, Inc.
                  18925 Base Camp Road
                  Suite 203
                  Monument, Colorado 80132

                  AAM ETF Trust
                  18925 Base Camp Road
                  Suite 203
                  Monument, Colorado 80132

      All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

XI.   AUTHORIZATION AND SIGNATURES

      Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The items required by Rule 0-2(c)(1) under the 1940 Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit B.

      The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

                                        Respectfully submitted,

                                        ADVISORS ASSET MANAGEMENT, INC.


                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                               Name:  Scott I. Colyer
                                               Title:  Chief Executive Officer


                                        AAM ETF TRUST


                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                               Name:  Scott I. Colyer
                                               Title:  Initial Trustee

Dated:  August 20, 2015

XII.  EXHIBIT INDEX

------------------------------------------------------------------------------
|A.                    | Authorizations required pursuant to Rule 0-2(c)(l). |
------------------------------------------------------------------------------
|                      | 1.    AAM ETF Trust                                 |
|                      | 2.    Advisors Asset Management, Inc.               |
------------------------------------------------------------------------------
|B.                    | Verifications required pursuant to Rule 0-2(d).     |
------------------------------------------------------------------------------
|                      | 1.    AAM ETF Trust                                 |
|                      | 2.    Advisors Asset Management, Inc.               |
------------------------------------------------------------------------------

                                  EXHIBIT A-1
                          AUTHORIZATION RULE 0-2(C)(1)

                                 AAM ETF TRUST




      In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of AAM ETF Trust (the "Trust") pursuant to the following resolutions adopted by the Initial Trustee of the Trust on August 12, 2015:

                  RESOLVED, that the Initial Trustee of the Trust and his
            designees be, and they hereby are, authorized to prepare and file with the United States Securities and Exchange Commission (the "SEC") an application for an exemptive order (the "Application") under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act; and it is further

                  RESOLVED, that the Initial Trustee and each of his designees be, and they hereby are, authorized and directed to take such additional actions and to execute and deliver on behalf of the Trust such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any and all necessary or appropriate amendment(s) or supplement(s) to the Application, their authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is further

                  RESOLVED, that upon issuance of an Order of Exemption by the
            SEC in accordance with the terms and conditions of the Application, as amended, the Trust is authorized to act in accordance with the provisions of the Application, as amended, and the related Order of Exemption.


                                        AAM ETF TRUST


                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                               Name:  Scott I. Colyer
                                               Title:  Initial Trustee


Dated as of August 20, 2015

                                  EXHIBIT A-2
                          AUTHORIZATION RULE 0-2(C)(1)


                        ADVISORS ASSET MANAGEMENT, INC.


      In accordance with Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Applicant. Scott I. Colyer is authorized to sign and file this document on behalf of Advisors Asset Management, Inc. (the "Company") pursuant to the general authority vested in him as the Chief Executive Officer of the Company, and the following resolutions adopted by the board of directors of the Company on August 12, 2015:

                  RESOLVED, that the officers of the Company be, and they
            hereby are, authorized to prepare and file with the United States Securities and Exchange Commission (the "SEC") an application for an exemptive order (the "Application") under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B) and 12(d)(1)(C) of the
            1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) of the 1940 Act; and it is further

                  RESOLVED, that the officers of the Company be, and they
            hereby are, authorized and directed to take such additional actions and to execute and deliver such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any and all necessary or appropriate amendment(s) or supplement(s) to the Application, their authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is further

                  RESOLVED, that upon issuance of an Order of Exemption
            by the SEC in accordance with the terms and conditions of the Application, as amended, the Company is authorized to act in accordance with the provisions of the Application, as amended, and the related Order of Exemption.


                                        ADVISORS ASSET MANAGEMENT, INC.


                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Chief Executive Officer


Dated as of August 20, 2015

                                  EXHIBIT B-1
                            VERIFICATION RULE 0-2(D)

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of AAM ETF Trust; that he is the Initial Trustee of such company; and that all actions by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.





                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:  Initial Trustee



Dated as of August 20, 2015

                                  EXHIBIT B-2
                            VERIFICATION RULE 0-2(D)

      In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of Advisors Asset Management, Inc.; that he is the Chief Executive Officer of such company; and that all actions by the persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.



                                        By:    /s/ SCOTT I. COLYER
                                           ------------------------------------
                                             Name:  Scott I. Colyer
                                             Title:    Chief Executive Officer


Dated as of August 20, 2015